Exhibit 5.1
May 13, 2010
STANLEY BLACK & DECKER, INC.
1000 Stanley Drive
New Britain, Connecticut 06053
Ladies and Gentlemen:
     I am the Senior Vice President, General Counsel and Secretary of Stanley Black & Decker, Inc., a Connecticut corporation (the “Corporation”), and have assisted the Corporation in connection with the filing by the Corporation of a Post-Effective Amendment on Form S-8 to the Form S-4 Registration Statement (the “Registration Statement Amendment”) relating to the registration of shares of the Corporation’s Common Stock, par value $2.50 per share relating to the Corporation’s assumption of the (i) The Black & Decker 2003 Stock Option Plan, (ii) the Black & Decker 1996 Stock Option Plan, (iii) the Black & Decker 1992 Stock Option Plan, (iv) the Black & Decker 2008 Restricted Stock Plan, (v) the Non-Employee Directors Stock Plan and (vi) the Black & Decker 1995 Stock Option Plan for Non-Employee Directors (collectively, the “Plans”) and associated rights to purchase Series A Junior Participating Preferred Stock of the Corporation (the “Rights”) issued under the Rights Agreement, dated as of January 19, 2006, between the Corporation and Computershare Investor Services L.L.C., as Rights Agent, as amended by Amendment No. 1 to Rights Agreement, dated as of December 21, 2009 (the “Rights Agreement”).
     I have examined the originals, or copies certified or otherwise identified to my satisfaction, of the Plans and such other corporate records, documents, certificates or other instruments as in my judgment are necessary or appropriate to enable me to render the opinion set forth below. In rendering such opinion, I have assumed that grants of Common Stock subject to restrictions on transferability pursuant to the Plans will be made only for past services to the Corporation having an aggregate value not less than the aggregate par value of the Common Stock so granted.
     Based on the foregoing, I am of the opinion that authorized but not previously issued shares of Common Stock which may be issued under the Plans have been duly authorized and when issued in accordance with the terms of the Plan will be validly issued, fully paid and non-assessable, and will be accompanied by Rights in accordance with the terms of the Rights Agreement, and such Rights will constitute valid and legally binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, except to the extent that enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) and (c) public policy considerations which may limit the rights of the parties to obtain further remedies.

     I hereby consent to the filing of this opinion as an exhibit to the Corporation’s Registration Statement Amendment. In giving such consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.
      Very truly yours,

/s/ Bruce H. Beatt
Bruce H. Beatt
Senior Vice President, General Counsel and Secretary